UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                             Sonoco Products Company
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                                (Name of Issuer)

                           Common stock, no par value
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                         (Title of Class of Securities)

                                    835495102
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                                 (CUSIP Number)

                                            with a copy to:
Mr. Alexander J. Roepers                    Allen B. Levithan, Esq.
Atlantic Investment Management, Inc.        Lowenstein Sandler PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 17, 2006
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule l3d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.   835495102
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1)   Names of Reporting  Persons.  I.R.S.  Identification  Nos. of Above Persons
     (entities only):

                  Atlantic Investment Management, Inc.
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2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

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3)   SEC Use Only

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4)   Source of Funds (See Instructions):   AF, OO

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5)   Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e):
                    Not Applicable
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6)   Citizenship or Place of Organization:   Delaware

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     Number of                          7)  Sole Voting Power:        4,958,800*
                                        ----------------------------------------
     Shares Beneficially                8)  Shared Voting Power:              0
                                        ----------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:   4,958,800*
                                        ----------------------------------------
     Person With:                      10)  Shared Dispositive Power:         0
                                        ----------------------------------------
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                    4,958,800*
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12)  Check  if  the  Aggregate  Amount in  Row (11) Excludes Certain Shares (See
     Instructions):
                      Not Applicable
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13)  Percent of Class Represented by Amount in Row (11):      4.9%*
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14)  Type of Reporting Person (See Instructions):  IA

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* Includes:  (i) 2,044,305  shares (2.0%) of the Issuer's  common stock,  no par value ("Shares"), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 2,584,800 Shares (2.6%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, and (iii) 329,692 Shares (0.3%) held in several Managed Accounts (the "Managed Accounts"). Atlantic Investment Management, Inc. (the "Reporting Person"), serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          Item 5 is hereby restated in its entirety as follows:

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ending September 24, 2006 and filed with the Securities and Exchange Commission on October 25, 2006, there were issued and outstanding 99,745,007 Shares as of October 20, 2006.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund, the Managed Accounts, and the Plan pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. By reason of the provisions of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. In addition, the Reporting Person had sole dispositive and sole voting power over Shares that may be deemed to be beneficially owned by Mr. Roepers. Accordingly, the Reporting Person is deemed the beneficial owner of 4,958,800 Shares, or 4.9% of the outstanding Shares. As of November 17, 2006, the Reporting Person ceased to be the beneficial owner of more than 5% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund, the Managed Accounts and the Plan, in Shares, as well as transactions in Shares that may be deemed to be beneficially owned by Mr. Roepers, during the past sixty (60) days:


  Date                Quantity             Price            Type of Transaction
  ----                --------             -----            -------------------

10/3/2006               7,700             $34.3012            Open Market Sale
10/4/2006              20,000             $34.4926            Open Market Sale
10/5/2006              32,600             $34.6840            Open Market Sale
10/6/2006              35,300             $34.7061            Open Market Sale
10/9/2006              78,800             $34.8799            Open Market Sale
10/10/2006             15,600             $34.9800            Open Market Sale
10/13/2006             40,000             $35.2301            Open Market Sale
10/15/2006             50,000             $35.3679            Open Market Sale
10/19/2006              1,400             $35.2000            Open Market Sale
10/20/2006             62,000             $35.2101            Open Market Sale
10/23/2006             25,000             $35.4000            Open Market Sale
10/21/1902             81,700             $35.3071            Open Market Sale
10/26/2006             65,100             $35.4233            Open Market Sale
10/27/2006              1,100             $35.6173            Open Market Sale
11/1/2006               3,100             $35.7687            Open Market Sale
11/2/2006              26,800             $35.5757            Open Market Sale
11/5/2006               4,500             $35.9151            Open Market Sale
11/7/2006              38,000             $35.8209            Open Market Sale
11/9/2006              68,400             $36.4390            Open Market Sale
11/10/2006             50,000             $36.4502            Open Market Sale
11/13/2006            125,000             $36.6270            Open Market Sale
11/14/2006             50,000             $36.8043            Open Market Sale
11/15/2006             45,600             $36.5706            Open Market Sale

11/16/2006            100,000             $36.6536            Open Market Sale
11/17/2006             85,900             $36.7500            Open Market Sale


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares during the past sixty (60) days.



                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                          November 20, 2006


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                             -----------------------------------
                                              Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).